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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38327

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HUNNICUTT & CO LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 EAST 59TH STREET, 32ND FLOOR
(No. and Street)

NEW YORK, NY 10022
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM HUNNICUTT 212-752-0200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAINES AND FISCHER LLP
(Name – *If individual, state last, first, middle name*)

555 FIFTH AVENUE - SUITE 901 NEW YORK, NY 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, WILLIAM HUNNICUTT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HUNNICUTT & CO, LLC, as of DECEMBER 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING MEMBER
Title

Notary Public

YVONNE NORMAN
NOTARY PUBLIC, State of New York
No. 01NO6100225
Qualified in New York County
Commission Expires Nov. 24, 2023

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hunnicutt & Co., LLC

(SEC I.D. No. 8-38327)

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE

FOR THE YEAR ENDED DECEMBER 31, 2019

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AND

REVIEW REPORT REGARDING EXEMPTION PROVISIONS

RAINES AND FISCHER LLP CERTIFIED PUBLIC ACCOUNTANTS

555 FIFTH AVENUE
9TH FLOOR
NEW YORK, NY 10017

TEL. 212 953 9200
FAX. 212 953 9366

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of Hunnicutt & Co., LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Hunnicutt & Co., LLC (the "Company"), as of December 31, 2019, and the related statements of income, cash flows, and changes in member's equity for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and schedule of computation of net capital under SEC Rule 15c3-a, collectively referred to as the financial statements. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule of Computation of Net Capital and Statement of Changes in Liabilities Subordianted to Claims of General Crediors has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of management of the Company. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2017.

Raines & Fischer LLP

New York, New York
February 28, 2020

HUNNICUTT & CO., LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

ASSETS

Cash and cash equivalents	$ 127,912
Prepaid expenses	10,000
Total Assets	$ 137,912

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$ 12,474
Total Liabilities	12,474
Contingencies	-
Member's equity and Loans	125,438
Total Liabilities and Member's Equity	$ 137,912

The accompanying notes are an integral part of these financial statements.

HUNNICUTT & CO., LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2019

Revenues:	
Fee income	$ 186,444
Total Revenues	186,444
Expenses:	
Legal	11,280
Accounting	12,050
Office supplies and postage	7,121
Rent	49,675
Retirement Plan Contribution	56,000
Communication	3,319
Travel	28,682
Meal	17,378
Advertising	1,000
Insurance	8,541
Other expenses	2,465
Total Expenses	197,511
Net Income (Loss)	($ 11,067)

The accompanying notes are an integral part of these financial statements.

HUNNICUTT & CO., LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2019

Cash Flows From Operations:	
Net Income (Loss)	($ 11,067)
Adjustment to reconcile net income (loss) to net cash used by operating activities:	
Increase in prepaid expenses	(2,674)
Decrease in accounts payable and accrued expenses	(15,463)
Net Cash (Used) Provided By Operating Activities	(29,204)
Cash Flows From Financing Activities:	
Member's distribution	(30,247)
Member's contribution	21,963
Net Cash (Used) By Financial Activities:	(8,284)
Net Increase (Decrease) In Cash	(37,488)
Cash and cash equivalents at the beginning of the year	165,400
Cash and cash equivalents at the end of the year	$ 127,912

The accompanying notes are an integral part of these financial statements.

HUNNICUTT & CO., LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2019

	Total Member's Equity
Balance, January 1, 2019	$ 122,825
Member's distribution	(8,284)
Member's contribution	21,963
Net Income (Loss)	(11,067)
Balance, December 31, 2019	$ 125,438

The accompanying notes are an integral part of these financial statements.

HUNNICUTT & CO., LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2019

1. ORGANIZATION AND NATURE OF BUSINESS

Hunnicutt & Co., LLC the ("Company") is a registered broker-dealer in securities transactions under the provision of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority Inc. (FINRA) and the Securities Investor Protection Corporation.

The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(i).

2. SIGNIFICANT ACCOUNTING POLICIES

ACCRUAL BASIS OF ACCOUNTING

The Company's financial statements are prepared using accrual method of accounting. The Company's year-end is December 31.

INCOME TAXES

The Company is a limited liability Company taxed as a partnership and the accompanying financial statement do not include any provision for federal or state income taxes. The Company is responsible for a local unincorporated business tax on income, which is calculated at the statutory rate. The Company determined that there are no uncertain tax positions that require financial statement recognition.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the report amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

REVENUE RECOGNITION

The Company records its fees as they are earned based on the services provided, or in the case of success fees, upon successful completion of the services of consummation of the related transaction.

In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers: Topics 606, to supersede nearly all existing revenue recognition guidance under GAAP. ASU 2014-2014-19 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The Company adopted the provisions of this guidance on January 1, 2019 using the modified retrospective approach.

The Company has performed an assessment of its revenue contracts and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU 2014-09 and are largely consistent with existing guidance and content practices applied by the Company.

3. NET CAPITAL

The Company is a member of the FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15C3-1), which requires the maintenance of minimum net capital of $5,000, and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to1. At December 31, 2019 the Company had net capital of $115,437 which was $110,437 in excess of the minimum capital requirement.

The Company does not have any possession of control of customer funds or securities and therefore, claims an exemption from Rule 15c3-3.

4. LEASE

The Company rents office space at 110 East 59th Street in New York City on a month-to-month is. The Company's rent expense for the year ending December 31, 2019 was $45,525.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). ASU 2016-02 requires the recognition of lease assets and lease liabilities by lessees for those leases currently classified as operating leases, and makes certain changes to the accounting for lease expenses. The company currently has no operating or finance leases to report. The Company elects to omit short-term lease commitments lasting less than 12 months from the balance sheet.

5. SIPC RECONCILIATION REQUIREMENT

SEA Rule 17a-5(e) (4) requires a registered broker-dealer to file a supplemental report which include procedures related to broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 of less in gross revenue they are not required to file supplemental SIPC report. The Company has not included this report since its gross revenue did not exceeded $500,000 in 2019.

6. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 28, 2020, the date on which these financial statements were available to be issued. The Company did not identify any material subsequent events requiring adjustments to of disclosure in its financial statements.

HUNNICUTT & CO., LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2019

7. **CONCENTRATIONS**

The Company maintains all of its cash in financial institutions, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash. During 2019, the Company received its revenue from one major customer resulting 100% of the Company's total revenue.

8. **RELATED PARTY TRANSACTIONS**

In conjunction with the Capital transaction for the 2019 year, the Company has no further liability due to the sole member.

9. **COMMITTMENTS, CONTINGENCIES, AND GUARANTEES**

There were no commitments, contingencies or guarantees during the year.

HUNNICUTT & CO., LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2019

NET CAPITAL:	
Total member's equity	$ 125,437
Deductions and/or charges:	
Non-allowable assets:	(10,000)
Net capital before haircut on securities positions	115,437
Haircuts on securities positions	-
Undue concentration	-
Net Capital	115,437
AGGREGATE INDEBTEDNESS:	
Items included in the statement of financial conditions:	
Accounts payable, accrued expenses and capital additions as loans	$12,474
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (6 2/3%) of aggregate indebtedness	$ 832
Minimum net capital required	$ 5,000
Excess net capital	$110,437
Net capital less greater of 10% of total AI or 120% of min. net capital	$109,437
Percentage of aggregate indebtedness to net capital is	11%

The above computation does not differ materially from the December 31, 2019 computation of net capital field electronically by the Company on FOCUS Form X-17A-5 Part IIA.

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors. No statement is required as no subordinated liabilities existed at any time during the year.

See Independent Auditors' report.

RAINES AND FISCHER LLP CERTIFIED PUBLIC ACCOUNTANTS

555 FIFTH AVENUE
9TH FLOOR
NEW YORK, NY 10017

TEL. 212 953 9200
FAX. 212 953 9366

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Hunnicutt & Co, LLC:

We have reviewed management's statements, included in the accompanying Hunnicutt & Co, LLC Assertions Report, in which (1) Hunnicutt & Co, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Hunnicutt & Co, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: ((k)(2)(i)) (the "exemption provisions") and (2) Hunnicutt & Co, LLC stated that Hunnicutt & Co, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Management of Hunnicutt & Co, LLC is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hunnicutt & Co, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Raines & Fischer LLP

New York, New York
February 28, 2020

HUNNICUTT & CO., LLC

110 Est 59th Street

32nd Floor

New York, N.Y. 10022

Tel 212-752-0200

www.hunnicutt.com

February 24, 2020

Assertion Regarding Exemption Provision

We, as members of management of Hunnicutt and Co., LLC ('the Company'), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker of dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions.

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provision of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exception Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2019 through December 31, 2019.

Hunnicutt & Co.,LLC

By: William Hunnicutt

Bill Hunnicutt, Member